

14046744

AP
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.....12.00

SEC FILE NUMBER
8-44131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-Jan-13___ AND ENDING ___31-Dec-13___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Grodsky Associates Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___29 Longview Street___
(No. and Street)

___West Orange___   ___NJ___   ___07052___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Sheldon Grodsky___   ___973-378-3886___
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

___27 Beach Road- Suite C05A___   ___Monmouth Beach___   ___NJ___   ___07750___
(Address)   (City)   (State)   (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)


3/18

OATH OR AFFIRMATION

I, __Sheldon Grodsky__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Grodsky Associates Inc.__ , as of
__December 31, 2013__ , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

NATHAN M SANTOMIERI
ID # 2419316
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires April 02, 2017

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
Grodsky Associates, Inc.

We have audited the accompanying financial statements of Grodsky Associates, Inc., which comprise the balance sheet at December 31, 2013 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 20, 2014

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Grodsky Associates, Inc.
Balance Sheet
As of December 31, 2013

ASSETS

Current assets:	
Cash	$14,933
Receivable from clearing broker	57,516
Accounts Receivable	1,217
Prepaid expenses	1,145
Total Current Assets	$74,811
Total Assets	$74,811

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$6,877
Total Current Liabilities	$6,877
Shareholder's Equity:	
Common stock, 2,500 shares authorized at stated value $1 par, 1,290 issued	$1,290
Additional paid in capital	50,710
Retained deficit	15,934
Total Shareholder's Equity	67,934
Total Liabilities & Shareholder's Equity	$74,811

Please see the notes to the financial statements.

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Grodsky Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2013

Commission & other revenues	$244,041
Clearing expenses	(24,273)
Gross margin	$219,768
General and administrative expenses:	
Salaries & consulting	$158,426
General administration	60,002
Total general and administrative expenses	218,428
Income from operations	$1,340
Other income:	
Other income	1,673
Interest & dividend income	62
Net income before income tax provision	$3,075
Provision for income taxes	(1,311)
Net Income	$1,764

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2013

Operating activities:	
Net income	$1,764
Changes in other operating assets and liabilities:	
Receivable from clearing broker	(1,426)
Accounts receivable	(1,217)
Prepaid expense	189
Accounts payable & accrued expenses	(1,144)
Net cash used by operations	($1,834)
Net decrease in cash during the fiscal year	($1,834)
Cash at December 31, 2012	16,767
Cash at December 31, 2013	$14,933
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$210
Income taxes paid during the fiscal year	$1,000

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2012	$1,290	$50,710	$14,170	$66,170
Net income for the fiscal year			1,764	1,764
Balance at December 31, 2013	$1,290	$50,710	$15,934	$67,934

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2013

1. Organization

Grodsky Associates, Inc. (the Company) is a privately held corporation formed in New Jersey in 1991 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2010 to 2013 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, deposit at clearing broker, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2013 because of their short term nature.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in West Orange, New Jersey on a "month to month" basis.

5. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes		$3,075
STATE INCOME TAX		
Statutory minimum based on gross revenues		$1,000
FEDERAL INCOME TAX		
Tax base per above	$3,075	
Add back deduction for State Income Tax	(1,000)	
Federal income tax base	$2,075	
First $50,000 @ 15%		311
Total provision for income taxes		$1,311

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $25,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Shareholder's equity	$67,934

DEBITS:
Nonallowable assets:

Accounts receivable	(1,217)
Prepaid expense	(1,145)
NET CAPITAL	$65,572
Haircuts	0
ADJUSTED NET CAPITAL	$65,572
Minimum requirements of 6-2/3% of aggregate indebtedness or $25,000, whichever is greater.	25,000
EXCESS NET CAPITAL	$40,572
AGGREGATE INDEBTEDNESS:	$6,877
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.49%
Excess net capital previously reported	$41,429
Audit adjustment to Income tax liability	(861)
Balance in Auxiliary Account reported as disallowed	4
Excess net capital per this report	$40,572

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2013 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Shareholder
Grodsky Associates, Inc.

In planning and performing our audit of the financial statements of Grodsky Associates, Inc. for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

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accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2013 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2013, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donahue Associates LLC
Monmouth Beach, N.J.
February 20, 2014

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